Exhibit (e)(9)

CONSULTANCY AGREEMENT

between

Gentium S.p.A., Piazza XX Settembre 2, 22079 Villa Guardia (Como), Italy
(hereinafter “Gentium”)

and

Dr. Khalid Islam, Kreuzrain 1, 6313 Edlibach, Canton Zug, Switzerland
(hereinafter the “Consultant”)

1.
Contingent upon the successful close of the tender offer by Jazz Pharmaceuticals Italy S.r.l. to acquire all of the outstanding shares of Gentium’s common stock and Gentium’s ADSs, the Consultant agrees to render the following services to Gentium beginning on the date on which he resigns as an employee of the Company  (“Commencement Date”):  provide his knowledge and expert opinion in the form of meetings, advice and the like, as will be agreed to by the parties in advance, as they relate to the products, technology, strategy and long-term success of the business of Gentium and the therapeutic areas in which it currently operates or may desire to operate (“Services”).

2.
The Consultant shall not, by virtue of his activity as Consultant to Gentium, be deemed an employee, a partner or a shareholder of Gentium and shall, to the extent that no specific written power of attorney has been granted for an individual case, not be entitled to represent Gentium in a legally binding manner.

3.

It is anticipated that Consultant shall provide these Services for six (6) months.  During the first month, Consultant shall provide Services as requested by Gentium for up to two (2) days per week.  After the first month, and for the remaining  five (5) months, Consultant shall provide Services as requested by Gentium  for up to one (1) day per week.

4.
The Consultant shall be compensated for his performance hereunder in a monthly retainer of EUR 12,000 for the first month of Services, followed by a monthly retainer of EUR 6,000 for the remaining five (5) months. Such compensation shall cover any work performed hereunder as well as any acquisition of rights under Article 7.

5.
Gentium shall not be liable for any taxes other than VAT and duties on such compensation. In particular, the Consultant undertakes to account for and pay himself to the pertinent social security authorities all contributions he owes due to services performed under this Agreement in a timely manner and shall indemnify Gentium in case any claims for payment of social security contributions, taxes and duties are made by any Swiss or foreign authority. He shall, upon Gentium’s request, submit proof of his recognition as a self-employed by the pertinent social security authority and the payment of the pertinent social security contributions. In case the Consultant fails to submit such proof within ten (10) days upon Gentium’s request, Gentium shall be entitled to withhold the entire social security contributions due from the fee payable to the Consultant.

6.
During the term of this Agreement and at any time thereafter the Consultant shall keep strictly confidential and neither use for his own purposes or that of others nor make known to any third person any information, knowledge or data  obtained by him during the term of this Agreement with respect to Gentium or any company affiliated to Gentium including but not limited to information related to the business of Gentium or any company affiliated with Gentium, information regarding inventions, research or development activities and plans, compounds and biological materials, products, specifications, manufacturing, production and testing processes, systems, methods and techniques, costs of production, sales, marketing and promotional information and plans, lists of names or classes of suppliers or customers, personnel, business plans and strategy, financial statements and information and the existence and content of any business discussions, negotiations or agreements between Gentium or any company affiliated with Gentium and any third party, trade secrets, or know-how or data which at such time of disclosure is not publicly known and in the public domain, regardless of whether such information is confidential.

7.
The Consultant agrees that any work products originating from the performance of the duties and tasks hereunder, including but not limited to inventions,  manufacturing, production, industrial and testing processes, systems, methods, procedures and techniques, improvements, trade secrets, software programs, software and systems documentation, works of authorship and other copyrightable works, and related know-how which result from work performed by Consultant, alone or with others, whether or not patentable, copyrightable, or qualified for other protection as proprietary information, and any concepts, in written or by any other means machine-readable form shall inure to the full benefit of Gentium, and the Consultant, therefore, assigns any rights pertaining to such work products to the extent legally permissible to Gentium, and further agrees that Gentium subsequently may assign any such rights. With respect to any rights which as a matter of law remain the intellectual property of the Consultant, the Consultant herewith grants Gentium an exclusive and transferable, royalty free license, unlimited as to time and territory, for all uses, including the right to assign or sublicense such right to any third party. The license includes, among others, the right to publish the work products or parts of it on an electronic system, in a book or other publication; and to translate or otherwise modify the work product.

8.
This Agreement shall terminate six (6) months after the Commencement Date and can be terminated by either party at any time upon one (1) month’s prior written notice.  Upon termination, the Consultant shall immediately hand over to Gentium any documentation relating to the work products created and the performance of the tasks hereunder, and shall have no right to retain any such documentation.

9.
The terms of this Agreement constitute the entire agreement and understanding between the parties hereto and it supersedes and replaces all prior negotiations, agreements, arrangements, or understandings (whether implied or expressed, oral or in writing) concerning the subject matter hereof, all of which are hereby treated as terminated by mutual consent.

10.	Modifications of and amendments to this Agreement, including this section 10, shall exclusively be made in writing.

11.
Should any provision herein be deemed invalid or unenforceable, such provision shall be replaced by a provision as close as legally possible to the parties’ original intention. Any declaration of invalidity or unenforceability of a provision herein shall not affect the validity and enforceability of the remainder herein.

12.	The present Agreement shall be governed by Swiss law. Exclusive place of jurisdiction shall be Zug, Switzerland.

Place and date	Place and date

Villa Guardia, December 19, 2013	Zug, December 19, 2013

Gentium S.p.A.	The Consultant

/s/ Salvatore Calabrese	/s/ Khalid Islam
Khalid Islam